OLD MUTUAL

Old Mutual plc
3rd Floor, Lansdowne House, 57 Berkeley S[redacted]
Tel: +44 (0)20 7569 0100 Fax: +[redacted] om

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA

29 July 2002

Attention: Special Counsel/Office of International Corporate Finance

Dear Sirs

<u>Old Mutual plc – File No. 82-4974</u>

In accordance with the exemption of Old Mutual plc ("OM plc") pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934 under the above file reference number, I am enclosing herewith copies of the following material press releases or other material public documents issued by OM plc or its subsidiaries since our letter to the SEC dated 30 May 2002:

- Announcement by OM plc dated 30 May 2002 confirming that the placing by St Paul Fire and Marine Insurance Company of 228,427,957 ordinary shares in OM plc at a price of 105p per ordinary share;
- Announcement by OM plc dated 6 June 2002 that Merrill Lynch had exercised the over-allotment option leading to the issue on 5 June 2002 of 38,071,326 ordinary shares in OM plc, resulting in net proceeds to OM plc of approximately £39.3m;
- Press release on behalf of Nedcor Limited dated 19 June 2002 advising shareholders that Nedcor had resolved to implement a renounceable claw-back offer to its shareholders;
- Media release by OM plc dated 24 June 2002 announcing that BoE's shareholders had voted by 98.04% in favour of the merger with Nedcor;
- Joint announcement dated 2 July 2002 made by Nedcor Limited and OM plc of the sanctioning by the High Court of South Africa of the share scheme and convertible debenture scheme relating to the merger with BoE Limited;
- Announcement dated 4 July 2002 by OM plc detailing the terms of R4 billion subordinated and unsecured Notes placed as part of the fund raising for the acquisition of BoE Limited by Nedcor;
- Announcement by OM plc dated 11 July 2002 advising that Legal & General Investment Management Limited has a notifiable interest of 3% of the ordinary share capital of OM plc;
- Announcement by OM plc dated 24 July 2002 relating to the results for the six months ended 30 June 2002 of Nedcor Investment Bank;

- Announcement by OM plc dated 25 July 2002 relating to the funds under management at 30 June 2002 of its US asset management affiliates.

Yours faithfully

M C Murray
Group Company Secretary
Old Mutual plc

OLD MUTUAL PLC

Old Mutual's U.S. Asset Management Group Reports Results for First Half of 2002

BOSTON--July 25, 2002--The U.S. asset management group of Old Mutual plc (LSE: OML) today announced results for its affiliated asset management firms for the six months ended June 30, 2002. The group achieved strong relative performance overall, with assets under management declining 3.2% excluding divestitures, compared to a 6.9% decline for the Dow Jones Industrial Average, 13.2% decline for the S&P 500 Index, and 25.0% decline for the NASDAQ Composite Index. In addition, the firms in aggregate had net inflows of client assets of $1.5 billion, or 1.0% of 2001 year-end assets of $149.9 billion, and divestitures of non-strategic firms and transfers within Old Mutual accounted for a reduction of $5.4 billion or 3.6% of assets. As of June 30, the group managed a total of $141.2 billion.

"The broad diversification of our firms' investment strategies was a key factor in our ability to outperform markets in the first half," said Scott Powers, chief executive of Old Mutual's U.S. asset management operations. "The environment continues to favor experienced managers with highly disciplined and focused investment approaches. This is clearly a strength of our affiliated firms. We also added two experienced leaders to our management team in Tom Turpin and Kevin Hunt, and established a distribution alliance with Nuveen Investments which opens potential areas of growth for many of our firms. As we work to expand cooperative distribution efforts, one of our most significant successes this year has been the growth of new PBHG Funds sub-advised by our affiliates. Our firms continued to build on a successful 2001 in winning new client mandates."

Assets under management for the group on June 30 were divided as follows: $78.1 billion for the seven firms within Old Mutual Asset Managers (US) ("OMAM(US)"), $8.9 billion for Pilgrim Baxter & Associates (excluding assets in the PBHG Funds sub-advised by other Old Mutual firms), and $54.2 billion for the 18 firms in the Old Mutual Affiliates group. Detailed information on the asset breakdown for each of the firms is available from the group's website at http://www.oldmutualus.com.

Joining the group's senior management team in April were Tom Turpin, formerly managing director and head of defined contribution plans at Putnam Investments, as executive vice president and chief operating officer, and Kevin Hunt, formerly director of Morgan Stanley's Managed Portfolio Group, as executive vice president and head of sales, marketing and product development.

In May, the group announced the formation of a strategic alliance with Nuveen Investments through which Nuveen will distribute investment capabilities of Old Mutual's affiliates on a sub-advisory basis, and the sale to Nuveen of OMAM(US) affiliate NWQ Investment Management. That transaction is expected to close in the coming weeks.

As part of the group's efforts to develop distribution synergies among affiliates, five new funds sub-advised by Old Mutual affiliates were introduced to Pilgrim Baxter's PBHG Funds in December and January. The sub-advised funds attracted $1.3 billion in investor assets in the first half of 2002, led by PBHG IRA Capital Preservation sub-advised by Dwight Asset Management and PBHG Clipper Focus sub-advised by Pacific Financial Research, to bring total assets in the sub-advised funds to $1.7 billion on June 30. More information on the investment strategies and performance of each of the funds is available at http://www.pbhgfunds.com.

Divestitures of two firms were completed in early 2002: New York-based Suffolk Capital Management was acquired by Ohio National Financial Services of Cincinnati, and Pittsburgh-based C.S. McKee & Company was acquired by the firm's management team. In total, 14 firms have been divested since Old Mutual's acquisition of United Asset Management Corp. in September 2000. Also in the first half of 2002, two affiliates, Amsterdam-based Palladyne Asset Management and Paris-based Expertise Asset Management, were transferred out of the U.S. asset management group and are now reporting to Old Mutual Financial Services in London.

NOTES TO EDITORS

Old Mutual plc

Old Mutual plc is an international financial services company based in London, with operations in asset management, life assurance, banking and general insurance. The company is listed on the London, Stock Exchange with a market capitalization of approximately $4.8 billion as of July 24, 2002. It is also listed on the Johannesburg, Namibia, Malawi and Zimbabwe stock exchanges. More information on Old Mutual is available at www.oldmutual.com.

Fund inflows to OMAM (US) from Old Mutual's US Life operations for the six months to June 30 2002 amount to $1.3bn.

	31 Dec 2001	Divested/ Transferred	Net cash flows	Market movement	30 June 2002
OMAM (US)	76.7	-	3.1	-1.7	78.1
PBA	12.6	-	-1.2	-2.5	8.9
OMA – Strat	37.5	-0.1	-0.9	0.1	36.6
Sub Total	126.8	-0.1	1.0	-4.1	123.6
OMA – Fin	23.1	-5.3	0.5	-0.7	17.6
Grand Total	149.9	-5.4	1.5	-4.8	141.2

ENQUIRIES:

Old Mutual plc +44 (0)20 7569 0121
James Poole james.poole@omg.co.uk

Hewes Communication + 1 (212) 207-9451
Tucker Hewes tucker@hewescomm.com

College Hill +44 (0)20 7457 2020
Nicholas Williams nick.williams@collegehill.com

OLD MUTUAL PLC

Nedcor Investment Bank Holdings Limited (NIB SJ)
Interim results for the six months ended 30 June 2002

Old Mutual plc ("Old Mutual") draws attention to today's announcement by Nedcor Investment Bank Holdings Ltd ("NIB"), the South African investment bank, in which Nedcor Limited ("Nedcor") has majority control, detailing its financial results for the six months ended 30 June 2002. Old Mutual has a 53% holding in Nedcor.

The full text of the NIB announcement is available on SENS, the JSE Securities Exchange News Service and on Old Mutual's website, www.oldmutual.com. A paper copy of the full NIB announcement is available from Investor Relations, Old Mutual Plc, 3rd Floor, 57 Berkeley Square, London W1J 6ER.

24 July 2002

ENQUIRIES:

Old Mutual, London — **Tel: +44 20 7569 0100**
James Poole

College Hill, London — **Tel: +44 20 7457 2020**
Nicholas Williams

OLD MUTUAL PLC

Share interests

Old Mutual plc has been informed, by a letter dated and received today, that Legal & General Investment Management Limited has a notifiable interest, for the purposes of Part VI of the Companies Act 1985, in 3.00% of the ordinary share capital of Old Mutual plc.

11 July 2002

Enquiries

M C Murray (+44) 20 7569 0109
Group Company Secretary
Old Mutual plc

OLD MUTUAL PLC

Nedcor Bank Limited
Issue of subordinated unsecured callable Notes

Old Mutual draws attention to the announcement made today by Nedcor Bank Limited ("Nedcor Bank"), a subsidiary of Nedcor Limited ("Nedcor"), the South African banking group, in which Old Mutual has a 53% holding, detailing the terms of the R4 billion subordinated and unsecured Notes placed as part of the fund raising for the acquisition of BoE Limited by Nedcor.

The full text of the Nedcor Bank announcement is available on SENS, the JSE Securities Exchange News Service and on Old Mutual's website, www.oldmutual.com. A paper copy of the full Nedcor Bank announcement is available from Investor Relations, Old Mutual Plc, 3rd Floor, 57 Berkeley Square, London W1J 6ER.

4 July 2002

ENQUIRIES:

Old Mutual, London — **Tel: +44 20 7569 0100**
James Poole

College Hill, London — **Tel: +44 20 7457 2020**
Matthew Gregorowski

OLD MUTUAL PLC

Nedcor Limited (NED SJ)/BoE Limited (BOE SJ)
Results of BoE Limited court hearing

Old Mutual draws attention to the joint announcement by its subsidiary Nedcor Limited ("Nedcor"), the South African banking group, in which it has a 53% holding and BoE Limited ("BoE"), made today, detailing the sanctioning of the share scheme and convertible debenture scheme by the High Court of South Africa (Cape of Good Hope Provincial Division).

The full text of the Nedcor/BoE announcement is available on SENS, the JSE Securities Exchange News Service and on Old Mutual's website, www.oldmutual.com. A paper copy of the full Nedcor/BoE announcement is available from Investor Relations, Old Mutual Plc, 3rd Floor, 57 Berkeley Square, London W1J 6ER.

2 July 2002

ENQUIRIES:

Old Mutual, London **Tel: +44 20 7569 0100**
James Poole

College Hill, London **Tel: +44 20 7457 2020**
Gareth David

OLD MUTUAL PLC

Nedcor Limited (NED SJ)/BoE Limited (BOE SJ)
Results of BoE Limited scheme of arrangement meetings

Old Mutual draws attention to the joint announcements by its subsidiary Nedcor Limited ("Nedcor"), the South African banking group, in which it has a 53% holding and BoE Limited ("BoE"), made today, detailing the approval of the schemes of arrangement proposed by Nedcor between BoE and its shareholders and between BoE and the holders of its convertible debentures.

The full texts of the Nedcor/BoE announcements are available on SENS, the JSE Securities Exchange News Service and on Old Mutual's website, www.oldmutual.com.

24 June 2002

ENQUIRIES:

Old Mutual, London — **Tel: +44 20 7569 0100**
James Poole

College Hill, London — **Tel: +44 20 7457 2020**
Tony Friend

Roscow Jenny

From: Saxton Julie
Sent: 24 June 2002 14:30
To: Roscow Jenny
Subject: FW: MEDIA RELEASE: BoE shareholders take up Nedcor's offer, creating SA's largest bank

Here we go!
Thanks
Jules

-----Original Message-----
From: Mzimba Zoleka
Sent: Monday, June 24, 2002 2:11 PM
To: Saxton Julie
Subject: FW: MEDIA RELEASE: BoE shareholders take up Nedcor's offer, creating SA's largest bank

-----Original Message-----
From: Nedcor Media Relations and Publicity [mailto:NedcorMediaRelations@nedcor.com]
Sent: 24 June 2002 12:49
To: 'Zoleka.Mzimba@omg.co.uk'
Subject: MEDIA RELEASE: BoE shareholders take up Nedcor's offer, creating SA's largest bank

Media Release

24 June 2002

BoE shareholders take up Nedcor's offer, creating SA's largest bank

BoE shareholders today voted overwhelmingly in favour of a merger with Nedcor, paving the way for the creation of a new banking group that will rank as number one in South Africa by domestic banking assets.

At a meeting of BoE shareholders in Cape Town, 98.04% of the votes were in favour of the transaction with Nedcor.

The approval of shareholders is the penultimate step in the merger transaction process, which already has the approval of the Reserve Bank and the Minister of Finance Trevor Manuel. The final step in the process is the application for approval to the High Court on July 2 2002.

The decision of BoE shareholders was welcomed by the chief executives of both banking groups who were particularly pleased at the wide support for the transaction from BoE's 15 000 institutional and individual investors. Both executives stressed the excellent advantages that can be enjoyed by a merged banking group.

Nedcor chief executive Richard Laubscher said: "Today is an exciting day for both Nedcor and BoE. A merging of the businesses of BoE and Nedcor would create a new bank that is in prime position to offer South African clients a full product range while enjoying the safety, security and certainty afforded by South Africa's largest bank.

"Once court approval is granted, the staff of both banks will walk together into a future of new opportunities afforded by a group that has an impressive client base, enviable product

strength and comprehensive geographic coverage.

"To the staff and clients of BoE, I offer a warm welcome. You have a very special business with a proud history that will flourish within the safe haven of an enlarged bank. The unique benefits currently offered to BoE clients are highly valued and will not be lost, while many further benefits will be offered," said Laubscher.

BoE chief executive Tom Boardman said: "It's a great relief to be able to put the recent uncertainty behind us. We can now concentrate on our businesses safe in the knowledge that we are part of a large and successful organisation that offers exciting growth opportunities at the forefront of banking in South Africa."

Laubscher said that, pending the final approval of the transaction by the court, both he and Boardman are committed to moving ahead swiftly to a successful integration. Clients, staff and the market will be kept fully and regularly informed of the integration process.

BoE shareholders will receive R290 in cash and 0.48544 Nedcor shares for every 100 BoE shares held. Shareholders will receive their cash and shares in the enlarged Nedcor group on or after July 11 2002.

A further announcement will be made after the High Court hearing on Tuesday July 2.

Ends

Issued by: Nedcor Ltd and BoE Ltd
Contact: Nedcor Ltd
Gayle Rodrigues
27 11 294 0372
083 307 6484

Contact: BoE Ltd
Don Bowden
27 21 416 6173
082 555 8721

Nedcor Limited

(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share code: NED ISIN: ZAE000004875
("Nedcor")

BoE Limited

(Incorporated in the Republic of South Africa)
(Registration number 1987/003281/06)
Share code: BOE ISIN: ZAE000014890
("BoE")

Results of Convertible Debenture Scheme Meeting

1. INTRODUCTION

Holders of convertible debentures issued in terms of The BoE Group 1998 Employee Incentive Scheme ("convertible debentures") are advised that at the convertible debenture scheme meeting held at 10:45 on Monday, 24 June 2002, the requisite majority of convertible debenture holders in number and value approved, without modification, the scheme of arrangement in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended, ("the Act") proposed by Nedcor, between BoE and its convertible debenture holders in terms of which Nedcor will acquire all such convertible debentures in issue from the holders thereof ("the convertible debenture scheme").

In terms of the convertible debenture scheme, holders of convertible debentures will be entitled to a consideration per convertible debenture in an amount equal to the greater of R3,52622 and the convertible debenture nominal value ("the convertible debenture scheme consideration"). The convertible debenture scheme consideration will be paid in cash by Nedcor to BoE (on behalf of convertible debenture scheme participants) and BoE will apply the consideration firstly in discharge of the amount owed by the respective convertible debenture holders to The BoE Group 1998 Employee Incentive Trust ("employee incentive trust") in respect of the acquisition of the convertible debentures from the employee incentive trust ("the trust debt"). The balance (if any) of the convertible debenture scheme consideration in excess of the convertible debenture scheme participants' respective trust debts will be paid to the respective convertible debenture scheme participants.

2. OUTSTANDING CONDITIONS PRECEDENT

The implementation of the convertible debenture scheme is conditional upon the fulfilment of the following outstanding conditions precedent:

* the scheme of arrangement, in terms of section 311 of the Act, proposed by Nedcor, between BoE and its shareholders ("the share scheme") and the convertible debenture scheme, respectively, being sanctioned by the High Court of South Africa (Cape of Good Hope Provincial Division) ("the Court") and the respective Orders of Court sanctioning the share scheme and convertible debenture scheme being registered by the Registrar of Companies; and
* the receipt of such other regulatory approvals as may be required for the implementation of the convertible debenture scheme.

Convertible debenture scheme members are entitled to attend at the Court in person, or to be represented by counsel, and to be heard concerning any objections they may have in respect of the sanctioning of the convertible debenture scheme.

Apart from the above conditions precedent, all other outstanding conditions precedent relating to the convertible debenture scheme have been fulfilled.

3. SALIENT DATES AND TIMES

	2002
Court hearing to sanction the convertible debenture scheme on	Tuesday, 2 July
Operative date of the convertible debenture scheme at 09:00 on	Thursday, 11 July

Convertible debenture scheme consideration paid by Nedcor to BoE on | Thursday, 11 July
Payment of the convertible debenture scheme consideration in excess of the trust debt to convertible debenture scheme participants from | Thursday, 11 July

These dates and times may be changed by mutual agreement between Nedcor and BoE. Any such change will be published in the press and announced on SENS.

4. SURRENDER OF DOCUMENTS OF TITLE

The certificates in respect of all the convertible debentures should be held by the employee incentive trust in pledge as security for the trust debt. Insofar as documents of title are held by the convertible debenture scheme participants, and have not been surrendered, convertible debenture scheme participants must complete and lodge the form of surrender (green) included in the circular posted to convertible debenture holders on Saturday, 1 June 2002 together with the relevant documents of title (in negotiable form), with BoE at its registered office, BoE, Clock Tower Precinct, V&A Waterfront, Cape Town, 8001 for the attention: BoE Group Human Resources Manager in order to receive the convertible debenture scheme consideration.

The holders of the convertible debentures are referred to the terms of the convertible debenture scheme as set out in the circular dated 1 June 2002 sent to convertible debenture holders and copies of which are available for inspection at the registered office of BoE (BoE, Clock Tower Precinct, V&A Waterfront, Cape Town, 8001) during normal business hours.

BoE CONVERTIBLE DEBENTURE HOLDERS WHO HAVE QUERIES SHOULD CONSULT THEIR HUMAN RESOURCES DEPARTMENT

Johannesburg
Cape Town
24 June 2002

Investment bank and sponsor to Nedcor
Nedcor Investment Bank

Joint independent advisers to BoE*
UBS Warburg Corporate Finance (South Africa) (Pty) Ltd
A financial services group of UBS AG
(Registration number 1994/008363/07)
Goldman Sachs

*Goldman Sachs International and UBS Warburg are acting for BoE and no one else in connection with this matter and will not be responsible to any other person for providing the protections afforded to clients of Goldman Sachs International and UBS Warburg or for providing advice in relation to this matter

Corporate law advisers and consultants to Nedcor
Edward Nathan & Friedland
Corporate Law advisers & consultants
Edward Nathan & Friedland (Pty) Ltd
(Registration number 1999/026464/07)

Lead sponsor to BoE
UBS Warburg Securities (South Africa) (Pty) Ltd
A financial services group of UBS AG
(Member of the JSE Securities Exchange South Africa)
(Registration number 1995/011140/07)

Legal advisers to BoE
Sonneberg Hoffmann & Galombik

Lead sponsor to Nedcor for this convertable debenture scheme
Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Limited
Registration number 1995/001805/07
Registered sponsor and Member of the

JSE Securities Exchange South Africa
Merchant bank to BoE
BOE Merchant Bank
A Division of BOE Bank Limited
Co. Reg. No. 1951/000847/06
Sponsor to BoE
BoE Securities (Pty) Ltd
Member of the JSE Securities Exchange South Africa
Co. Reg. No. 1995/012240/07
Joint auditors to Nedcor
KPMG
Registered Chartered Accountants (SA)
(Registration number 1999/021543/21)
Auditors and reporting accountants to BoE and joint auditors to Nedcor
Deloitte & Touche

Nedcor Limited
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share code: NED ISIN: ZAE000004875
("Nedcor")

BoE Limited
(Incorporated in the Republic of South Africa)
(Registration number 1987/003281/06)
Share code: BOE ISIN: ZAE000014890
("BoE" or "the Company")

Results of Share Scheme Meeting and Extraordinary General Meeting

1. INTRODUCTION

BoE shareholders are advised that at the share scheme meeting held at 10:00 on Monday, 24 June 2002 a majority of 98,04% of BoE shareholders present in person or represented by proxy (which is in excess of the requisite majority) approved, without modification, the scheme of arrangement in terms of section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended, ("the Act") proposed by Nedcor, between BoE and its shareholders in terms of which Nedcor will acquire all the issued BoE shares ("the share scheme").

BoE shareholders are also advised that at the extraordinary general meeting held at 09:00 on Monday, 24 June 2002, the requisite majority of BoE shareholders approved the terms of the scheme of arrangement in terms of section 311 of the Act, proposed by Nedcor between the Company and the holders of its convertible debentures issued under The BoE Group 1998 Employee Incentive Scheme, in terms of which Nedcor will acquire all such convertible debentures in issue from the holders thereof.

In terms of the share scheme, holders of BoE shares are entitled, subject to the Exchange Control Regulations of the South African Reserve Bank ("the SARB") and the fulfilment of the outstanding conditions precedent set out below, to receive R290,00 in cash and 0,48544 Nedcor ordinary shares ("the Nedcor consideration shares") per 100 BoE shares held ("the share scheme consideration").

2. OUTSTANDING CONDITIONS PRECEDENT

The implementation of the share scheme is conditional upon the fulfilment of the following outstanding conditions precedent:

* Nedcor not exercising or waiving its rights to withdraw from the share scheme in the event of BoE permitting any competing offeror to conduct a more extensive due diligence than conducted by Nedcor prior to the sanction of the share scheme by the High Court of South Africa (Cape of Good Hope Provincial Division) ("the Court");
* the sanction of the share scheme by the Court and registration of the Order of Court sanctioning the share scheme by the Registrar of Companies; and
* the receipt of such other regulatory approvals as may be required for the implementation of the share scheme.

Share scheme members are entitled to attend at the Court in person, or to be represented by counsel, and to be heard concerning any objections they may have in respect of the sanctioning of the share scheme.

Apart from the above conditions precedent, all other outstanding conditions precedent relating to the share scheme have been fulfilled.

3. SALIENT DATES AND TIMES

	2002
Court hearing to sanction the share scheme on	Tuesday, 2 July
Last day to trade in BoE shares on the JSE Securities Exchange South Africa (JSE) in order to be registered by the record date to receive the share scheme consideration on	Wednesday, 3 July
Suspension of listing of BoE shares at the commencement	

of trade on the JSE on	Thursday, 4 July
Listing of the Nedcor consideration shares on the JSE at the commencement of trade on the JSE on	Thursday, 4 July
Record date on which BoE shareholders must be registered to receive the share scheme consideration by the close of trade on the JSE on	Wednesday, 10 July
Termination of the listing of BoE shares on the JSE at the commencement of trade on the JSE on	Thursday, 11 July
Operative date of the share scheme at the commencement of trade on the JSE on	Thursday, 11 July
Share scheme consideration posted to share scheme participants who have not dematerialised their scheme shares (if documents of title are received on or prior to the record date) from	Thursday, 11 July
Or, failing receipt of documents of title on or before the record date, within five business days of receipt thereof by the transfer secretaries Share scheme consideration transferred to the Central Security Depository Participant ("CSDP") or broker, as the case may be, of share scheme participants who have dematerialised their scheme shares from	Thursday, 11 July

The announcement dated Monday, 3 June 2002 and the documents posted on Saturday, 1 June 2002 in respect of the share scheme indicated that the Nedcor consideration shares on the JSE will be listed at the commencement of trade on the JSE on Thursday, 11 July 2002. The date for listing of the Nedcor consideration shares has been changed to Thursday, 4 July 2002, as indicated above.

These dates and times may be changed by mutual agreement between Nedcor and BoE. Any such change will be published in the press and announced on SENS.

4. SURRENDER OF BoE DOCUMENTS OF TITLE AND SETTLEMENT OF THE SHARE SCHEME CONSIDERATION

Share scheme participants whose scheme shares have been dematerialised need not take any action as the collection and distribution of the share scheme consideration should be handled by their CSDP or broker in terms of the custody agreement entered into between the share scheme participant and the CSDP or broker, as the case may be.

Share scheme participants who have not yet dematerialised their BoE shares must return the completed form of surrender (yellow) included in the circular posted to BoE shareholders on Saturday, 1 June 2002 together with the relevant documents of title (in negotiable form), at their own risk, to be received by the transfer secretaries, Computershare Investor Services Limited, care of Georgeson Shareholder Communications SA (Pty) Limited ("Georgeson Shareholder"), The SMG Building, 108 Johan Avenue, Sandton (PO Box 652000, Benmore, 2010) in order to receive the share scheme consideration. Subject to the Exchange Control Regulations of the SARB, the share scheme consideration will be posted by registered post to such share scheme participants, at their risk, to their addresses as reflected in the register of shareholders of BoE. If the form of surrender (yellow) together with the relevant documents of title (in negotiable form) have been delivered to the transfer secretaries by the record date, then the share scheme consideration will be posted within five business days of the operative date of the share scheme, failing which, within five business days of receipt thereof by the transfer secretaries.

The share scheme consideration will not be sent to share scheme participants who have not yet dematerialised their scheme shares unless and until documents of title in respect of the relevant BoE shares have been surrendered to the transfer secretaries as set out above.

A further form of surrender will be included in a circular to be posted to BoE shareholders on the operative date of the share scheme.

BoE shareholders are referred to the terms of the share scheme as set out in the circular dated 1 June 2002 sent to shareholders and copies of which are available for inspection at the registered office of BoE (BoE, Clock Tower Precinct, V&A Waterfront, Cape Town, 8001) during normal business hours.

BoE SHAREHOLDERS WHO HAVE QUERIES REGARDING THIS ANNOUNCEMENT OR THE CONTENT TO WHICH IT RELATES SHOULD CALL THE TOLL-FREE HELPLINE PROVIDED BY GEORGESON SHAREHOLDER ON 0800 202 361.

Johannesburg
Cape Town
24 June 2002

Investment bank and sponsor to Nedcor
Nedcor Investment Bank

Joint independent advisers to BoE*
UBS Warburg Corporate Finance (South Africa) (Pty) Ltd
A financial services group of UBS AG
(Registration number 1994/008363/07)
Goldman Sachs

*Goldman Sachs International and UBS Warburg are acting for BoE and no one else in connection with this matter and will not be responsible to any other person for providing the protections afforded to clients of Goldman Sachs International and UBS Warburg or for providing advice in relation to this matter

Corporate law advisers and consultants to Nedcor
Edward Nathan & Friedland
Corporate Law advisers & consultants
Edward Nathan & Friedland (Pty) Ltd
(Registration number 1999/026464/07)

Lead sponsor to BoE
UBS Warburg Securities (South Africa) (Pty) Ltd
A financial services group of UBS AG
(Member of the JSE Securities Exchange South Africa)
(Registration number 1995/011140/07)

Legal advisers to BoE
Sonneberg Hoffmann & Galombik

Lead sponsor to Nedcor for this share scheme
Merrill Lynch
Global Markets & Investment Banking Group
Merrill Lynch South Africa (Pty) Limited
Registration number 1995/001805/07
Registered sponsor and Member of the
JSE Securities Exchange South Africa

Merchant bank to BoE
BOE Merchant Bank
A Division of BOE Bank Limited
Co. Reg. No. 1951/000847/06

Sponsor to BoE
BoE Securities (Pty) Ltd
Member of the JSE Securities Exchange South Africa
Co. Reg. No. 1995/012240/07

Auditors and reporting accountants to
BoE and joint auditors to Nedcor
Deloitte & Touche

Joint auditors to Nedcor
KPMG
Registered Chartered Accountants (SA)
(Registration number 1999/021543/21)

Information agent

Georgeson Shareholder Communications SA (Pty) Ltd
Postal Address: PO Box 652000, Benmore, 2010
Physical Address: 108 Johan Avenue, Sandton
Registration number 2000/003204/07

Transfer secretaries

Computershare Investor Services Limited
(Registration number 1958/003546/06)

NEDCOR
INVESTMENT BANK

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For attention	:	
Comments to	:	Jonathan Clark (+27 11 480 1013))
Comments by	:	As soon as possible please
Draft No	:	2
Date	:	19 June, 2002
Ref	:	

Circulation

Internal	:	Colin Drew (NIB) Brandon Doyle (NIB) John Bestbier (NIB) Dr Izak Botha (NIB) Rob Wessels (NIB) Jonathan Clark (NIB) Nicki Ivory (NIB) Stefan Ferreira (NIB) Paul Miller (NIB) Prof Michael Katz (ENF) Pat Cronin (ENF)	
External	:	Tony Routledge (Nedcor) Stuart Morris (Nedcor) Rick Tudhope (Nedcor) Ewald Muller (Nedcor) Leigh Roberts (Nedcor) Gawie Nienaber (Nedcor) Mark Gilbert (Nedcor) Werner Alberts (Old Mutual) Peter Levett (Old Mutual) Lenah de Villiers (KPMG)	Heather Bruce (KPMG) Robbie Cheadle (KPMG) Gerry Schipper (Deloittes) *Chris Pretorius (Deloittes)* Pat Egan (Merrill Lynch) Sibani Mngomezulu (Merrill Lynch) Jimmy Briers (Computershare)

NEDCOR LIMITED

LAST DAY TO TRADE AND RECORD DATE ANNOUNCEMENT

relating to

A RENOUNCEBLE CLAW-BACK OFFER

- NEDCOR LOGO -

Nedcor Limited
(Incorporated in the Republic of South Africa)
(Registration number 1966/010630/06)
Share Code: NED ISIN: ZAE000004875
("Nedcor")

Last day to trade and record date of a claw-back offer

1. Introduction

Nedcor shareholders are advised that, subject to the conditions precedent set out below, the board of directors of Nedcor has resolved to implement a renounceable claw-back offer ("Claw-back Offer") to Nedcor shareholders. Nedcor will raise approximately R420 million through the subscription ("the Subscription") by Old Mutual (South Africa) Limited or any of its wholly owned subsidiaries ("Old Mutual") for new ordinary shares in Nedcor ("New Ordinary Shares"). Nedcor shareholders will then have a right to acquire their *pro rata* portion of the New Ordinary Shares.

The Subscription constitutes a part of the financing arrangements put in place to enable Nedcor to acquire the entire issued share capital of BoE Limited ("BoE").

2. Last day to trade and record date

The expected last day to trade in Nedcor shares on the JSE Securities Exchange South Africa (the "JSE") so as to be recorded as a shareholder of Nedcor in order to be entitled to participate in the Claw-back Offer is Wednesday, 3 July 2002.

The expected record date in order to be entitled as a shareholder to participate in the Claw-back Offer is Wednesday, 10 July 2002.

3. Conditions precedent

The Claw-back Offer is conditional upon:

- the sanction by the High Court of South Africa (Cape of Good Hope Provincial Division) of the schemes of arrangement proposed by Nedcor between BoE and its shareholders and between BoE and the holders of its convertible debentures. Details of the schemes are set out in circulars to BoE shareholders dated 1 June 2002 and in a circular to Nedcor shareholders dated 10 June 2002;
- to the extent necessary, the registration by the Registrar of Companies of the Claw-back Offer documentation; and
- the granting of listings by the JSE for the shares to be issued pursuant to the Claw-back Offer and the renounceable (fully paid) letters of entitlement.

4. Documentation and further announcement

A further announcement will be made on or about Wednesday, 26 June 2002 setting out further details of the Claw-back Offer.

Johannesburg
19 June 2002

Investment bank and joint sponsor

- LOGO –
Nedcor Investment Bank

Corporate law advisers and consultants

- LOGO –
Edward Nathan & Friedland

Lead Sponsor

- LOGO –
Merrill Lynch

Subscriber to the Claw-back Offer

- LOGO –
Old Mutual

Salient dates and times: Nedcor Claw-back Offer

	2002
Announcement: Last day to trade and record date	Wednesday, 19 June
Announcement: Details of the Claw-back offer	Wednesday, 26 June
Last day to trade to settle by the record date and hence qualify to participate in the claw-back offer (*cum* entitlement) on	Wednesday, 3 July
Listing of letters of allocation on the JSE from the commencement of trade on	Thursday, 4 July
Nedcor shares commence trading ex-claw-back offer participation on the JSE on	Thursday, 4 July
Record date in order to be entitled as a shareholder to participate in the claw-back offer on (i.e. the day before the BoE merger is implemented)	Wednesday, 10 July
OMSA subscribes for Nedcor shares	Wednesday, 10 July
Claw-back offer opens at the commencement of trade on the JSE and circular and form of instruction in respect of letters of allocation, where applicable, mailed to entitled shareholders on	Thursday, 11 July
Nedcor's interim financial statements published in the press on or about	Tuesday, 30 July
Last day for trading in the letters of allocation on the JSE in order to settle by Thursday, 8 August 2002 on	Thursday, 1 August
Listing of new ordinary shares on the JSE from commencement of trading on	Friday, 2 August
Claw-back offer closes and payment and form of instruction in respect of letters of allocation to be received by the transfer secretaries by no later than 14:30 on	Thursday, 8 August
Record date for acceptance of letters of allocation on	Thursday, 8 August
Entitlements in terms of the claw-back offer available / posted on	Monday, 12 August
Announcement: Results of the claw-back offer announced	Monday, 12 August

NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO US PERSONS

This announcement is not an offer of the Old Mutual ordinary shares for sale into the United States. The Old Mutual ordinary shares have not been and will not be registered under the US Securities Act of 1933 and may not be offered or sold in the United States unless they are registered or exempt from registration. There will be no public offer of Old Mutual shares into the United States.

OLD MUTUAL PLC

Exercise of Over-Allotment Option

Further to the announcement dated 30 May 2002 of the release of the lock-up arrangements between Old Mutual plc ("Old Mutual") and St. Paul Fire and Marine Insurance Company ("St. Paul") and the associated placing of 190,356,631 ordinary shares held by St. Paul and of a further 38,071,326 existing or new ordinary shares in Old Mutual (the "Placing"), Old Mutual is pleased to announce that Merrill Lynch International has exercised, on behalf of the managers to the Placing, the over-allotment option (the "Over-allotment Option"), leading to the issue on 5 June 2002 of 38,071,326 new ordinary shares in Old Mutual. Net proceeds from the exercise of the Over-allotment Option are approximately £39.3 million and will be used for general commercial purposes.

Following the issue of the new ordinary shares, the issued share capital of Old Mutual now comprises 3,782,339,383 ordinary shares.

6 June 2002

ENQUIRIES:

Old Mutual	Martin Murray +44 20 7569 0100
Merrill Lynch	Derek Ross Rupert Hume-Kendall +44 20 7628 1000
UBS Warburg	Alex Wilmot-Sitwell Philip Ellick +44 20 7567 8000
College Hill	Tony Friend +44 20 7457 2020

Stabilisation / FSA

NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO US PERSONS

This announcement is not an offer of the Old Mutual ordinary shares for sale into the United States. The Old Mutual ordinary shares have not been and will not be registered under the US Securities Act of 1933 and may not be offered or sold in the United States unless they are registered or exempt from registration. There will be no public offer of Old Mutual shares into the United States.

Old Mutual plc

Result of Placing of Ordinary Shares

Further to today's announcement of the release of the St. Paul lock-up arrangements entered into by Old Mutual plc ("Old Mutual") with St. Paul Fire and Marine Insurance Company ("St. Paul"), a subsidiary of The St. Paul Companies Inc., and the associated placing ("the Placing"), of 190,356,631 ordinary shares held by St. Paul and a further 38,071,326 existing or new ordinary shares in Old Mutual, the Company is pleased to announce that the Placing has been successfully concluded at a price of 105p per ordinary share following completion of an accelerated bookbuilding process. Old Mutual has granted to Merrill Lynch International an over-allotment option of up to 38,071,326 new ordinary shares. This option may be exercised, in whole or in part, up to the close of business on the 30th day after closing of the Placing.

Merrill Lynch is acting as global co-ordinator and Joint Bookrunner to the Placing. UBS AG, through UBS Warburg, is acting as Joint Bookrunner of the Placing and Lehman Brothers International (Europe) is acting as Co-Manager to the Placing.

The ordinary shares the subject of the Placing, and any new ordinary shares issued under the over-allottment option will rank pari passu with Old Mutual's existing ordinary shares of 10p each, including the right to participate in all dividends and other distributions declared, paid or made after the date of this announcement on or in respect of such ordinary shares, save that Placees will not be entitled to receive the final dividend of 3.1p per ordinary share to be paid on 31 May 2002 (the record date for which has already passed).

30 May 2002

ENQUIRIES:

Old Mutual	James Poole +44 20 7569 0100
Merrill Lynch	James Agnew Rupert Hume-Kendall +44 20 7628 1000
UBS Warburg	Alex Wilmot-Sitwell Philip Ellick +44 20 7567 8000
College Hill	Tony Friend +44 20 7457 2020

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Old Mutual ordinary shares. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

Merrill Lynch is acting for St. Paul and Old Mutual in connection with the Placing and no one else, and will not be responsible to anyone other than St. Paul and Old Mutual for providing the protections afforded to clients of Merrill Lynch or for giving advice in relation to the Placing.

UBS Warburg is acting for St. Paul and Old Mutual in connection with the Placing and no one else, and will not be responsible to anyone other than St. Paul and Old Mutual for providing the protections afforded to clients of UBS Warburg or for giving advice in relation to the Placing.

This announcement does not constitute an offer to sell or issue, or constitute the solicitation of an offer, in any jurisdiction in which such offer is unlawful.

In connection with the Placing, Merrill Lynch may effect transactions with a view to supporting the market price of ordinary shares in Old Mutual at a level higher than that which might otherwise prevail, for a period of 30 days after the closing of the Placing. However there is no obligation on Merrill Lynch to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end by no later than 30 days after the closing of the Placing.

FSA / Stabilisation

NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO US PERSONS

This announcement is not an offer of the Old Mutual ordinary shares for sale into the United States. The Old Mutual ordinary shares have not been and will not be registered under the US Securities Act of 1933 and may not be offered or sold in the United States unless they are registered or exempt from registration. There will be no public offer of Old Mutual shares into the United States.

OLD MUTUAL PLC
ISIN CODE: GB0007389926
SHARE CODE: OML
ISSUER CODE: OLOML

Result of Placing of Ordinary Shares

Further to today's announcement of the release of the St. Paul lock-up arrangements entered into by Old Mutual plc ("Old Mutual") with St. Paul Fire and Marine Insurance Company ("St. Paul"), a subsidiary of The St. Paul Companies Inc., and the associated placing ("the Placing"), of 190,356,631 ordinary shares held by St. Paul and a further 38,071,326 existing or new ordinary shares in Old Mutual, the Company is pleased to announce that the Placing has been successfully concluded at a price of 105p per ordinary share following completion of an accelerated bookbuilding process. Old Mutual has granted to Merrill Lynch International an over-allotment option of up to 38,071,326 new ordinary shares. This option may be exercised, in whole or in part, up to the close of business on the 30th day after closing of the Placing.

Merrill Lynch is acting as global co-ordinator and Joint Bookrunner to the Placing. UBS AG, through UBS Warburg, is acting as Joint Bookrunner of the Placing and Lehman Brothers International (Europe) is acting as Co-Manager to the Placing.

The ordinary shares the subject of the Placing, and any new ordinary shares issued under the over-allottment option will rank pari passu with Old Mutual's existing ordinary shares of 10p each, including the right to participate in all dividends and other distributions declared, paid or made after the date of this announcement on or in respect of such ordinary shares, save that Placees will not be entitled to receive the final dividend of 3.1p per ordinary share to be paid on 31 May 2002 (the record date for which has already passed).

30 May 2002

ENQUIRIES:

Old Mutual	James Poole +44 20 7569 0100
Merrill Lynch	James Agnew Rupert Hume-Kendall +44 20 7628 1000
UBS Warburg	Alex Wilmot-Sitwell Philip Ellick +44 20 7567 8000

College Hill Tony Friend
+44 20 7457 2020

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Old Mutual ordinary shares. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

Merrill Lynch is acting for St. Paul and Old Mutual in connection with the Placing and no one else, and will not be responsible to anyone other than St. Paul and Old Mutual for providing the protections afforded to clients of Merrill Lynch or for giving advice in relation to the Placing.

UBS Warburg is acting for St. Paul and Old Mutual in connection with the Placing and no one else, and will not be responsible to anyone other than St. Paul and Old Mutual for providing the protections afforded to clients of UBS Warburg or for giving advice in relation to the Placing.

This announcement does not constitute an offer to sell or issue, or constitute the solicitation of an offer, in any jurisdiction in which such offer is unlawful.

In connection with the Placing, Merrill Lynch may effect transactions with a view to supporting the market price of ordinary shares in Old Mutual at a level higher than that which might otherwise prevail, for a period of 30 days after the closing of the Placing. However there is no obligation on Merrill Lynch to do this. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end by no later than 30 days after the closing of the Placing.

FSA / Stabilisation